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                     SECURITY ASSOCIATES INTERNATIONAL, INC.

                 [SECURITY ASSOCIATES INTERNATIONAL, INC. LOGO]

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                     SUPPLEMENT NO. 5 DATED JANUARY 6, 2000
                       TO PROSPECTUS DATED APRIL 22, 1998

         On October 20, 1997, we commenced our offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share, warrants to purchase up to 2,000,000 shares of common stock and 778,088 shares of common stock which may be offered for sale by certain of our stockholders. On April 22, 1998, an additional 1,000,000 shares of our common stock were registered for sale by certain other stockholders. As of January 4, 2000, 427,698 shares of common stock and warrants to purchase 121,104 shares of common stock have been issued by SAI under this Prospectus. This Supplement No. 5 amends and supplements certain information contained in the Prospectus as updated, amended and supplemented by Supplement No. 4 which was supplemented by Supplement No. 3 which superceded Supplement No. 2 which expanded upon, amended, modified and superseded certain information contained in the Prospectus, as amended on May 18, 1999, which amendment superceded Supplement No. 1, and must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the Prospectus.

         1. The section of the prospectus entitled "Recent Central Station Acquisitions" is hereby supplemented as follows:

                Acquisition of Alarm Monitoring Services, Inc.

         On November 5, 1999, we purchased all of the outstanding capital stock of Alarm Monitoring Services, Inc., a Washington corporation ("AMS") from Herbert Warrick, Ramona Warrick and Russell VanDevanter, who are unaffiliated with SAI and were the sole stockholders of AMS.

         The purchase price, which was based on the fair market value of the assets of AMS and its underlying customer base and arrived at by arm's length negotiations between the parties, was $4,000,000, which was paid in cash at closing. The purchase price was financed by drawing on SAI's existing credit facility with FINOVA Capital Corporation and Citizens Bank of Massachusetts, a wholly owned subsidiary of the Royal Bank of Scotland. The acquisition will be accounted for under the purchase method for financial reporting purposes.

                AMS is a third-party alarm monitoring company serving approximately 20,000 alarm monitoring subscribers and approximately 150 independent alarm dealers from a central monitoring station located in Seattle, Washington.


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         2. The section of the prospectus entitled "Other Central Station
Acquisitions" is hereby amended and supplemented as follows:

         Acquisition of Total Electronic Alarm Monitoring, L.L.C.

         On November 5, 1999, we purchased all of the assets of Total Electronic Alarm Monitoring, L.L.C., a California limited liability company ("TEAM") from an unaffiliated third party.

                TEAM is a third-party alarm monitoring company serving approximately 5,000 alarm monitoring subscribers and approximately ten independent alarm dealers from a central monitoring station located in Chino, California.

         Acquisition of Monark Central Dispatch, Inc.

         On December 8, 1999, we purchased all of the assets of Monark Central Dispatch, Inc., a Louisiana corporation ("Monark") from an unaffiliated third party.

         Monark is a third-party alarm monitoring company serving approximately 35,000 alarm monitoring subscribers and approximately 400 independent alarm dealers from a central monitoring station located in Metairie, Louisiana.


         The aggregate purchase price for all of these smaller central station acquisitions was approximately $6,656,960 plus 189,000 shares of our common stock which was valued at $710,032 on the dates of the acquisitions.


                       "THESE ARE SPECULATIVE SECURITIES.
             SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD
              BE CONSIDERED BY PROSPECTIVE INVESTORS."